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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER 1-10718

                                 ---------------

                             REED HOURLY THRIFT PLAN
                            (FULL TITLE OF THE PLAN)

                                 ---------------


                            CAMCO INTERNATIONAL INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                               7030 ARDMORE STREET
                              HOUSTON, TEXAS 77054
          (ADDRESS, INCLUDING ZIP CODE, OF PRINCIPAL EXECUTIVE OFFICE)

                                 (713) 747-4000
                     (TELEPHONE NUMBER, INCLUDING AREA CODE)





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
                             REED HOURLY THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                              --------------------

                                         FINANCIAL STATEMENTS
                                                                                                  PAGE
                                                                                                  ----

         Independent Auditors' Report...........................................................    2

         Statements of Net Assets Available for Benefits,
                  December 31, 1997 and 1996....................................................    3

         Statement of Changes in Net Assets Available for Benefits with
                  Fund Information, Year Ended December 31, 1997................................    4

         Notes to Financial Statements..........................................................    5

                                              --------------------


                                       SUPPLEMENTAL SCHEDULES

         Schedule of Assets Held for Investment Purposes, December 31, 1997.....................    9

         Schedule of Reportable Transactions, Year Ended December 31, 1997......................   10

         All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.

                                   SIGNATURES


Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       REED HOURLY THRIFT PLAN


                                       BY     J. CHRISTOPHER HOLLAND
                                           ---------------------------------
                                                J. Christopher Holland
                                          Secretary, Retirement Plan Committee



Date:  June 22, 1998

                          INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Reed Hourly Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Reed Hourly Thrift Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Reed Hourly Thrift Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 22, 1998

                             REED HOURLY THRIFT PLAN
                 Statements of Net Assets Available for Benefits
                                   December 31



                                                                 1997             1996
                                                              ----------       ----------
                                     Assets

Investments:
     At fair value--
         Registered investment company shares:
            IDS International Fund                            $   23,012       $   21,695
            IDS New Dimensions Fund                              805,582          463,628
            IDS Stock Fund                                       311,063          157,743
            IDS Mutual Fund                                      131,895           90,021
            IDS Federal Income Fund                            1,426,026        1,198,845
         Camco Stock Fund                                         13,758               --
         Participant notes receivable                            372,997          314,792
                                                              ----------       ----------
                                                               3,084,333        2,246,724
     At contract value--
            American Express Trust Income Fund II              1,551,701        1,329,401
                                                              ----------       ----------
            Total investments                                  4,636,034        3,576,125

Other assets                                                          --               --
                                                              ----------       ----------
            Total assets                                       4,636,034        3,576,125


                                  Liabilities

Total liabilities                                                     --               --
                                                              ----------       ----------
            Net assets available for benefits                 $4,636,034       $3,576,125
                                                              ==========       ==========


                     The accompanying notes are an integral
                      part of these financial statements.

                            REED HOURLY THRIFT PLAN
                Statement of Changes in Net Assets Available for
                         Benefits With Fund Information
                      For the Year Ended December 31, 1997


                                                                  IDS           IDS New         IDS          IDS
                                                 Camco Stock  International    Dimensions      Stock        Mutual
                                                    Fund          Fund           Fund           Fund         Fund
                                                 -----------  -------------   -----------   -----------   -----------
   Additions
   Additions to net assets attributed to:
         Investment income
              Net appreciation/(depreciation)
                in fair value of investments     $     1,748   $      (783)   $    74,262   $     5,293   $      (461)
              Interest
              Dividends                                 --             964         59,901        42,413        18,447
                                                 -----------   -----------    -----------   -----------   -----------
                                                       1,748           181        134,163        47,706        17,986
                                                 -----------   -----------    -----------   -----------   -----------

         Contributions
              Participants'                            6,063         8,328        120,665        43,412        22,990
              Employer's                               1,591         3,174         33,982        12,085         8,206
                                                 -----------   -----------    -----------   -----------   -----------
                                                       7,654        11,502        154,647        55,497        31,196
                                                 -----------   -----------    -----------   -----------   -----------
                        Total additions                9,402        11,683        288,810       103,203        49,182
                                                 -----------   -----------    -----------   -----------   -----------

   Deductions
   Deductions from net assets attributable to:
         Benefits paid to participants                  --            --           22,222          --           5,975
         Administrative expenses                           4            20            226            85            75
                                                 -----------   -----------    -----------   -----------   -----------
                        Total deductions                   4            20         22,448            85         6,050
                                                 -----------   -----------    -----------   -----------   -----------
   Net increase prior to interfund transfers           9,398        11,663        266,362       103,118        43,132

   Interfund transfers                                 4,360       (10,346)        75,592        50,202        (1,258)
                                                 -----------   -----------    -----------   -----------   -----------
   Net increase                                       13,758         1,317        341,954       153,320        41,874

   Net assets available for benefits:
         Beginning of year                              --          21,695        463,628       157,743        90,021
                                                 -----------   -----------    -----------   -----------   -----------
         End of year                             $    13,758   $    23,012    $   805,582   $   311,063   $   131,895
                                                 ===========   ===========    ===========   ===========   ===========


                                                                 American
                                                     IDS          Express
                                                   Federal      Trust Income   Participant
                                                 Income Fund       Fund II        Notes         Total
                                                 -----------    -----------    -----------   -----------

   Additions
   Additions to net assets attributed to:
         Investment income
              Net appreciation/(depreciation)
                in fair value of investments     $    22,365    $    85,310    $             $   187,734
              Interest                                                              24,795        24,795
              Dividends                               80,082                                     201,807
                                                 -----------    -----------    -----------   -----------
                                                     102,447         85,310         24,795       414,336
                                                 -----------    -----------    -----------   -----------

         Contributions
              Participants'                          172,173        196,476                      570,107
              Employer's                              61,154         71,146                      191,338
                                                 -----------    -----------    -----------   -----------
                                                     233,327        267,622           --         761,445
                                                 -----------    -----------    -----------   -----------
                        Total additions              335,774        352,932         24,795     1,175,781
                                                 -----------    -----------    -----------   -----------

   Deductions
   Deductions from net assets attributable to:
         Benefits paid to participants                37,080         36,471         12,141       113,889
         Administrative expenses                         754            819                        1,983
                                                 -----------    -----------    -----------   -----------
                        Total deductions              37,834         37,290         12,141       115,872
                                                 -----------    -----------    -----------   -----------
   Net increase prior to interfund transfers         297,940        315,642         12,654     1,059,909

   Interfund transfers                               (70,759)       (93,342)        45,551          --
                                                 -----------    -----------    -----------   -----------
   Net increase                                      227,181        222,300         58,205     1,059,909

   Net assets available for benefits:
         Beginning of year                         1,198,845      1,329,401        314,792     3,576,125
                                                 -----------    -----------    -----------   -----------
         End of year                             $ 1,426,026    $ 1,551,701    $   372,997   $ 4,636,034
                                                 ===========    ===========    ===========   ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                             REED HOURLY THRIFT PLAN
                          Notes to Financial Statements
                                December 31, 1997



NOTE 1 - DESCRIPTION OF THE PLAN

The Reed Hourly Thrift Plan (the "Plan"), a defined contribution plan, was established on January 1, 1991. It covers substantially all bargaining unit employees of the Reed Tool Company Division of Camco International Inc. (the "Company"). The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.

General

Administration of the Plan is conducted by a committee consisting of five members appointed by the board of directors of the Company. The board of directors has appointed two officers of the Company as Trustees for the Plan. American Express Trust Company is asset custodian and record keeper for the Plan.

Eligibility and Vesting

Employees are eligible to participate in the Plan after completing one hour of service. Participants are fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.

Contributions

Participants may elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $9,500, and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation are also permitted. The Company makes matching contributions of 50% of participants' pre-tax contributions up to a maximum contribution amount of $1,500 per year.

Expenses

The accounts of participants are charged fees of $2.50 per quarter, which are applied to the cost of administering the Plan. Transaction fees are also charged for participant loans, withdrawals and distributions. For the years ending December 31, 1997 and 1996, the Company elected to pay all administrative expenses in excess of these fees.

Withdrawals

All after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. No more than one withdrawal may be made during any calendar quarter.

Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.

Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Income Fund II is a collective trust stated at contract value. Units of the Camco Stock Fund, invested primarily in common stock of the Company but also in cash or cash equivalents to provide liquidity, are valued using the quoted market price for Company stock. The average cost method is used to calculate gains and losses on the sale of investments.

NOTE 3 - INVESTMENT PROGRAMS

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1997, is shown parenthetically.

         IDS International Fund (14 participants)

                  A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

         IDS New Dimensions Fund (58 participants)

                  A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

         IDS Stock Fund (37 participants)

                  A growth and income fund for investors with moderate tolerance for risk whose objective is current income and growth of capital that invests in a portfolio of medium to large, well-established U. S. company common stocks.

         IDS Mutual Fund (30 participants)

                  A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

         IDS Federal Income Fund (157 participants)

                  An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of U. S. government and government agency securities.

         American Express Trust Income Fund II (159 participants)

                  A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

         Camco Stock Fund (8 participants)

                  A Company stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Company common stock. Participants may invest no more than 25% of their account balances and/or contributions in this fund.

NOTE 4 - REGULATORY STATUS OF THE PLAN

In a determination letter dated June 28, 1995, the Internal Revenue Service (the "IRS") stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants.

Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. They believe, therefore, that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is also in compliance with the provisions of the ERISA.

On February 26, 1996, and November 20, 1996, the Plan was amended (1) to clarify the Plan Sponsor's desires regarding the distribution of earnings on excess annual additions, (2) to increase the maximum amount of Company matching contributions per participant to $1,500 per year effective January 1, 1997, and
(3) to establish an investment fund comprised of Company common stock effective January 1, 1997. None of the amendments had a material effect on the December 31, 1997, Financial Statements.

NOTE 5 - SUBSEQUENT EVENTS

The Plan was amended and restated on April 21, 1998, to incorporate changes to the Internal Revenue Code and ERISA as a result of the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997. The amended Plan was filed with the IRS prior to its adoption and, on February 12, 1998, the IRS issued a favorable determination letter. None of the changes will have a material financial effect on Plan operations.

On June 19, 1998, the Company announced the signing of a definitive merger agreement with Schlumberger Technology Corporation, a wholly owned subsidiary of Schlumberger Limited. The agreement is subject to regulatory approvals and the approval of the shareholders of both companies. Closing is expected to take place by the end of 1998. Although Schlumberger sponsors defined contribution plans similar to the Plan, the effect of the merger agreement on the continuation of the Plan is not determinable at this time. The Company has reserved the right to terminate the Plan at any time by resolution of the board of directors.

           Line 27a - Schedule of Assets Held for Investment Purposes
                             Reed Hourly Thrift Plan
                            EIN: 13-3517570; P/N 006
                                December 31, 1997


                                                        (c)
                                              Description of investment
                       (b)                    including maturity date,
               Identify of issue,                rate of interest,                                    (e)
              borrower, lessor, or               collateral, par or                 (d)             Current
  (a)            similar party                     maturity value                  Cost              value
  ---       --------------------------       ---------------------------        -----------       ------------

            Participant loans                7% - 12% interest                  $       --         $   372,997

            Camco Stock Fund                 Employer common stock
                                                    758 units                        12,215             13,758

            American Express Trust           Common/collective trust
                 Income Fund II                  89,209 shares                    1,383,782          1,551,701

                                             Registered investment
                                             companies:
            IDS International Fund                2,258 shares                       23,983             23,012

            IDS New Dimensions Fund              33,760 shares                      713,922            805,582

            IDS Stock Fund                       12,756 shares                      310,025            311,063

            IDS Mutual Fund                       9,608 shares                      128,985            131,895

            IDS Federal Income Fund             282,047 shares                    1,430,415          1,426,026
                                                                                -----------        -----------
                                                                                $ 4,003,327        $ 4,636,034
                                                                                ===========        ===========

                 Line 27d - Schedule of Reportable Transactions
                             Reed Hourly Thrift Plan
                            EIN: 13-3517570; P/N 006
                      For the Year Ended December 31, 1997


            (a)                                                            (c)         (d)          (i)
        Identify of                           (b)                       Purchase     Selling     Net gain
       party involved                Description of asset                 price       price      of (loss)
----------------------------      ----------------------------         ----------   ----------   ----------

Camco Stock Fund                  Employer common stock                $   14,609   $    2,514   $      120
                                    58 purchases,  10 sales

American Express Trust            Common/collective trust
      Income Fund II                68 purchases,  52 sales               506,976      364,449       37,062

                                  Registered investment
                                  companies:
IDS International Fund              56 purchases,  12 sales                14,340       12,092          187

IDS New Dimensions Fund             76 purchases,  31 sales               495,705      226,280       34,478

IDS Stock Fund                      78 purchases,  23 sales               258,255      109,554       13,782

IDS Mutual Fund                     63 purchases,  11 sales                62,503       19,877        1,058

IDS Federal Income Fund             96 purchases,  45 sales               449,993      240,553       (4,155)
                                                                       ----------   ----------   ----------
                                                                       $1,802,381   $  975,319   $   82,532
                                                                       ==========   ==========   ==========





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